CHINA RUNJI CEMENT INC.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People’s Republic of China

February 25, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-4631

ATTN:	Kevin Stertzel, Esq.

Re:	China Runji Cement Inc.
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed December 14, 2010
File No. 0-51755

Ladies and Gentlemen:

We are in receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) with respect to our Form 10-K for the fiscal year ended August 31, 2010 of China Runji Cement, Inc., Inc., a Delaware corporation (the “Company”), dated January 18, 2010 and addressed to Ms. Xiangfei Zeng, the Company’s Chief Financial Officer. Amendment No. 1 to Form 10-K of the Company incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

Form 10-K for Fiscal Year Ended August 31, 2010

General

1.
Throughout the filing, we note that you provide information that appears to be outdated. For example, please see the references to 2009 on page 7 and the reference to 2006 on page 12. In future filings, please ensure that the information you provide is current and timely.

Response 1:     In Amendment No. 1 to our Form 10-K, we updated any outdated information wherever possible, including the references noted in your comment above, noting that some 2010 data is not available until early 2011.  In addition, we will be sure that all future filings contain information that is current and timely.

Business

2.	In future filings, please address the following issues.

—	Your cement distribution methods. See Item 101(h)(4)(ii) of Registration S-K.
—
Your estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x)of Regulation S-K. We note your disclosure on page 11 that you spend considerable funds in research and development.

—
The costs and effects of complying with all applicable environmental laws. See Item 101(h)(4)(xi) of Regulation S-K. We note your disclosure on page 11 that you spend considerable funds on abatement of environmental issues.

—	The total number of full-time employees. See Item 101(h)(4)(xi)of Regulation S-K.

U.S. Securities and Exchange Commission
February 25, 2011

Response 2:     We note the Commission’s comment and will address the issues stated above in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

3.
In future filings, please include an overview section in your MD&A that discusses the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, and provides context for the discussion of the financial statements. An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. For example, we note your disclosure on page 5 that you plan to raise adequate capital over the next five years for expansion and growth and your disclosure on page 6 regarding demand trends for cement in the Chinese market due to rising construction spending. We believe that a discussion of this type of information in MD&A would enhance investors’ understanding of the company through the eyes of management. Please see Commission’s interpretive guidance regarding MD&A disclosures in Release 33-8350(Dec. 19, 2003) for more information.

Response 3:     In future filings we will include an overview section in our MD&A that discusses the points set forth in your comment above.

Results of Operation

4.
We note that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period-to-period. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K.  In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Please expand your disclosure to more fully discuss the causes for any material changes from period-to-period and any seasonal aspects that has a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear why your net income, as disclosed on page 17, decreased so significantly in 2010. Please amend your Form 10-K to revise your MD&A accordingly to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible. Please also comply with this comment in future filings.

Response 4:     As requested, we revised our MD&A in Amendment No. 1 to our Form 10-K to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible. We also expanded our Results of Operations disclosure to more fully discuss and analyze the factors that led to the changes in various line items and the causes for any material changes from period to period.  In addition, we confirm that future filings will contain more detailed MD&A disclosure, as outlined in your comment.

U.S. Securities and Exchange Commission
February 25, 2011

Liquidity and Capital Resources, page 17

5.
We note your statement on page 10 that the company anticipates that it will need approximately $30 million to implement its business plan and meet its capital expenditure requirements over the next three years and that the company currently does not have any arrangements for additional financing. We further note on pages 32 and 33 that you have approximately $14 million in short term loans with maturity dates through July 2011 and approximately $10.6 million due to related parties. Please amend your Form 10-K to discuss these types of issues in your liquidity disclosure as well as any other known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(1)of Regulation S-K. Please also comply with this comment in future filings.

Response 5:     Our amended Form 10-K includes a revised Liquidity and Capital Resources section that discusses the issues of short-term loans and amounts due to related parties, as well as any other known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.  Moreover, future filings will include enhanced liquidity disclosure in compliance with your comment.

6.
Please amend your Form 10-K to describe each source of liquidity, including your bank loans and loans from related parties. Please disclose the lending source, total amount owed, maturity or due date, interest rate, and any applicable financial or other covenants associated with the loan. See Item 303(a)(1)of Regulation S-K. Please also comply with this comment in future filings.

Response 6:     In Amendment No. 1 to our Form 10-K, we describe each source of liquidity, including bank loans and loans from related parties, including the lending source, total amount owed, maturity or due date, interest rate, and any applicable financial or other covenants associated with the loan, as requested. Future filings will contain improved liquidity disclosure in response to this comment.

Critical Accounting Policies

7.
We note both in your critical accounting policy discussion and the notes to your financial statements that you continue to cite pre-codification accounting literature. Please modify your disclosures to identify the U.S. GAAP literature as identified in the Accounting Standards Codification, which was effective for interim and annual periods beginning after September 15, 2009. For guidance, please refer to the pre-codification standard SFAS 168 which adopted the codification.

Response 7:     In our amended Form 10-K, we modified our disclosure and removed all pre-codification references.

Financial Statements
Note 2-Summary of Significant Accounting Policies
New Accounting Pronouncements

8.
We note your disclosures regarding new accounting pronouncements and it appears your last update relates to a release in October 2009. Please expand your disclosure to address all recently issued accounting standards, including their potential impact to the company if known.

U.S. Securities and Exchange Commission
February 25, 2011

Response 8:     The Company considered all recently issued accounting standards and concluded that none of them are applicable to the Company’s business and operations and does not believe any new pronouncements that have been issued might have a material impact on its consolidated financial statements other than the one that was disclosed.

Intangible Assets

9.
We note it appears you have accounted for various mineral rights as intangible assets. Please refer to ASC 805-20-55-37 for a definition of mineral rights and tell us why you believe your assets represent intangibles.

Response 9:     Under the US GAAP, a mineral right is the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. ASC 805-20-55-37 states that “Use rights such as drilling, water, air, timber cutting, and route authorities are contract-based intangible assets to be accounted for separately from goodwill. Particular use rights may have characteristics of tangible, rather than intangible, assets. For example, mineral rights are tangible assets. An acquirer should account for use rights based on their nature.”  The balance of mineral exploration rights was $3,513,196 and $3,652,790 as of August 31, 2010 and 2009, respectively. In future filings, the Company will present mineral exploration rights as tangibles assets. The Company does not plan to revise its prior filings because management considers these amounts to be immaterial, quantitatively and qualitatively, to the consolidated financial statements as a whole.

10.
We note from other sections of your document that you have limestone reserves and you appear to conduct mining operations in support of your cement production. Please refer to ASC 930 and provide accounting policy disclosure regarding your mining activities, including accounting for overburden removal before and after the commencement of the production stage.

Response 10:     Under the US GAAP, stripping costs are costs incurred for the removal of overburden or waste materials for the purpose of obtaining access to an ore body that will be commercially produced. Stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. The Company does not have significant mining activities and costs associated with overburden removal are very insignificant and are included in cost of goods sold before and after the commencement of the production stage.

11.
We note your disclosure indicates that you are amortizing your mineral rights using the straight line method.  Please tell us why you have not used the “units of production method” relative to these wasting assets.

Response 11:     We did not use the “units of production method” to amortize our mineral exploration rights because the difference between this method and the straight line method is not material. In our future filings, we will modify our disclosure to clarify this matter.

U.S. Securities and Exchange Commission
February 25, 2011

Controls and Procedures
Management Report on Internal Control Over Financial Reporting

12.
We note that management has concluded that there was a material weakness in your internal control over financial reporting. We further note, however, that management has not expressed a statement as to whether or not internal control over financial reporting is effective, as required by Item 308(a)(3) of regulation S-K. Please promptly file an amendment to your annual report on Form 10-K for the year ended August 31, 2010 to revise your controls and procedures disclosure to state, in clear and unqualified language, management’s conclusion as to effectiveness of your internal control over financial reporting for the relevant period. Please ensure that the signature page is currently dated, and please note that the revised certifications must refer to the Form 10-K/A and be currently dated.

Response 12:     We revised Item 9A in our amended Form 10-K to clearly state in Management’s Report on Internal Control over Financial Reporting that management concluded that our internal control over financial reporting was not effective as of August 31, 2010 due to a material weakness.

13.
In your 10-K amendment, please disclose who identified the material weakness, for how long you believe the material weakness has existed and when you anticipate complete remediation of the material weakness. Please also comply with this comment in future filings to the extent that it remains relevant.

Response 13:     Management’s Report on Internal Control over Financial Reporting was modified to indicate that management identified the material weakness during its annual assessment process in the fourth quarter of fiscal year 2010, that it existed since the year end closing period of fiscal 2010, and that management anticipates completing remediation of the material weakness during fiscal year 2011.

Changes in Internal Control Over Financial Reporting

14.
We note your statement that “Except for the changes discussed above, there was no change in our internal control over financial reporting that occurred during the fourth quarter of 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” In view of the changes that you disclose elsewhere, this statement appears to be inappropriate. Please revise your disclosure to conclude, if true, that there were changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financing reporting.

Response 14:     We amended the Changes in Internal Control over Financial Reporting section in our amendment to Form 10-K to clarify that changes in internal control over financial reporting were implemented during the fourth calendar quarter of 2010, not the fourth fiscal quarter of 2010. In addition, we revised the last paragraph of the section to reflect that there were no changes in our internal control over financial reporting during our fourth fiscal quarter of 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Directors, Executive Officers and Corporate Governance

15.
In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure.  If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Response 15:     In our amended 10-K, we have provided updated biographies of our directors and executive officers and in future filings we will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that, at the time that the disclosure is made, each director or director nominee should serve as our director, including information about the person’s particular areas of expertise or other relevant qualifications.

U.S. Securities and Exchange Commission
February 25, 2011

Executive Compensation

16.
We note that the summary compensation table shows that neither of your named executive officers received any compensation in fiscal years 2009 and 2010. With a view towards future disclosure, please tell us why.  In future filings please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. See Item 402(o) of Regulation S-K.

Response 16:     Our executive officers, Mr. Zhao and Ms. Zeng, have agreed to receive no compensation from the Company for their activities on behalf of the Company. Mr. Zhao is the controlling shareholder of the Company, and Mr. Zhao and his partner, Xuanjun Yang, a director of the Company, have lent the Company $10.6 million as of August 31, 2010.  Mr. Zhao has independent financial resources and is devoting his services to the Company for free in order to facilitate its growth.  Ms. Zeng is also an employee of On Goal International, an independent financial consulting firm, and is compensated as an employee of that company.  Future filings will include footnote disclosure of these factors in the summary compensation table.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

17.
Please note that Item 403(b) of Regulation S-K requires you to disclose the total amount of shares beneficially owned by all executive officers and directors as a group. We note that you included two individuals in your “officers and directors as a group” disclosure. However, it appears that you should have included the following four individuals: Shouren Zhao, Xiangfei Zeng, Xuanjun Yang, and Liming Bi.  Please revise accordingly in future filings.

Response 17:     In future filings we will include all of our officers and directors in our beneficial owners table, as required in Item 403(b) of Regulation S-K, and have made the change in our amended Form 10-K.

Exhibits

18.	In future filings, please include exhibits 31.2 and 32.2 in the exhibit index.

Response 18:     Reference to exhibits 31.2 and 32.2 was inadvertently left out of the exhibit index in our Form 10-K for 2010 and will be included in future filings.

Engineering Comments

General

19.	We note your website, http://www.chinarunji.com, does not function and cannot serve to provide information to investors. Please fix your website or remove this website reference from your filing.

Response 19:     We removed the website reference from our Form 10-K amendment and will not include it in future filings.

U.S. Securities and Exchange Commission
February 25, 2011

Overview

20.	Please provide a metric conversion factor for your Mu area measurements.

Response 20:     We revised the area measurements in the last paragraph of the Overview section as follows: “…factory occupies an area of 68.97 acres (418 mu), and its limestone open-pit mine comprises an area of 165 acres (1,000 mu) (1 mu equals 0.165 acre).”

Description of business

21.	Please disclose the following information concerning mineral/mining rights for each of your properties:

—	The nature of your ownership or interest in the property.

—	A description of all interests in your properties, including the terms of all underlying agreements and royalties

—	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

—
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are Province or National mining claims, patented or unpatented claims, mining leases, or mining concessions.

—
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

—
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

—	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph(b)(2) of Industry Guide 7.

Response 21:     The information requested in your comment above, if available, has been added to our amended Form 10-K.

22.
As you describe your lease arrangements for your 30-year mining right, which will supply your clinker operations for 40 years, please disclose that under current mining plans all your reported reserves will be mined out within the period of your existing leases (concession) or within the time period of assured lease renewal. As needed, revise your reserve estimates to allow you to make this statement. Also, disclose that all mining reserves have their required permits or governmental approvals, or there is a very high probability that these approvals will be secured.

Response 22:     China Runji has a mining right certificate (Cert No. 3400000510011) to mine limestone for 30 years, from January 2005 to January 2035. Before the current mining right certificate expires, the Company has the right to apply to the local government for an extension of the mining rights.

U.S. Securities and Exchange Commission
February 25, 2011

23.
We note your description of limestone reserves on you primary property. Please define all your proven and/or probable reserves by disclosing the quantities (tonnage) and quality (grade) for each deposit. This may include limestone and sandstone source materials, if applicable.

Response 23:     The geological report from the Bureau of Geology and Mineral Exploration of Anhui Province that we have provided as supplemental information shows the extent of China Runji’s limestone deposit and was prepared in accordance with Chinese geologic and engineering practices.

24.
Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to this effect is included in your disclosure. Absent this condition, proven and probable reserves should be segregated.

Response 24:     We have noted your distinction between proven and probable reserves and will treat them accordingly. However, we may not be able to define the two classes of reserves based on available information from China.

25.
High quality and purity limestone is generally defined by the calcium carbonate (CaCO3) content, percentage or another appropriate measurement. Please tell us if this applies to your limestone properties. If so, please disclose the appropriate measurement for each mining operation. If not, disclose this fact and the challenges presented to control plant feed quality, define the impacts on the ore reserve estimates, mining and processing recoveries, and the processing operations.

Response 25:     The calcium oxide (CaO) content of our limestone deposit is 53.78%.

26.
You have disclosed that reserves sufficient for many years of operation exist for your properties. Please forward to our engineer as supplemental information and as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

—	Property and geologic maps

—	Description of your sampling and assaying procedures

—	Drill-hole maps showing drill intercepts

—	Representative geologic cross-sections and drill logs

—	Description and examples of your cut-off calculation procedures

—	Cutoff grades used for each category of your reserves and resources

—	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

—	A detailed description of your procedures for estimating reserves

—	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

—	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

U.S. Securities and Exchange Commission
February 25, 2011

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Response 26:     We have supplementally provided such of the information requested in your comment above that is available to us.  We request that the Commission return this supplemental material and have provided a prepaid, self-addressed envelope so the material can be returned to our securities counsel.

27.	Please disclose the following information within or adjacent to your reserve tables:

—	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

—	The metallurgical recovery factor for each of your mines.

—	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

—	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

—	A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Response 27:     The requested information is not available at the present time.

Sales by Product Category

28.
Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. Please provide a table showing the last three years annual production for each of your mines and/or processing facilities and your weighted-average prices received for your sales products. A mine can be defined as all the mines that supply a processing facility, if that is applicable.

Response 28:     We included a table in our amended Form 10-K that shows the annual production and average prices received for our various types of cement for the last three years.

U.S. Securities and Exchange Commission
February 25, 2011

Our competitive advantage

29.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

—	The location and means of access to your property, including the modes of transportation utilized to and from the property.

—	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

—	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

—	A description of any work completed on the property and its present condition.

—	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements, current processes, and equipment.

—	A description of equipment, infrastructure, and other facilities.

—	The current state of exploration of the property.

—	The total costs incurred to date and all planned future costs.

—	The source of power and water that can be utilized at the property.

—	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(I) through(5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryquides.pdf

Response 29:     The information requested in this comment, if available, is provided in our amended Form 10-K.

30.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

U.S. Securities and Exchange Commission
February 25, 2011

—	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

—	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

—	A north arrow.

—	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

—	A title of the map or drawing, and the date on which it was drawn.

—	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and operational plans required to perform exploration activities on your properties.

                Response 30:     A small-scale map showing the location of Anhui Province, China and the specific location of our limestone reserve and cement production facility are included in our amended Form 10-K.

Government Regulations

31.	In your statement of risk factors we note you indicate your company is subject to uncertain government regulation. Please provide a discussion about:

—	Whether all permits, leases, and other authorizations necessary to operate your mines are in place.

—	Is there any evidence that any of your operating permits, leases, or authorizations cannot be routinely renewed?

—	Have any of your reported reserved been denied an operating permit or lease?

Response 31:     We have added disclosure in our amended Form 10-K to indicate that we have all permits and other authorizations necessary to operate our mines, that our limestone reserve has never been denied a permit, and that our permits and authorizations are eligible to be renewed upon application to the government.

32.
We note you indicate your company complies with certain safety and occupational health standards at your operations. In future filings please expand your disclosure by discussing your safety and occupational compliance activities and the safety programs your company employs to meet your statutory requirements. It would be helpful to include safety statistics and injury frequency rates, such as your total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available.

U.S. Securities and Exchange Commission
February 25, 2011

Response 32:     We will expand our disclosure in future filings to discuss our safety and occupational compliance activities and safety programs that we employ to meet our statutory requirements.

We acknowledge that:

—	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Shouren Zhao

Shouren Zhao
Chairman and CEO

cc:  Harold H. Martin, Esq.